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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               UJB Financial Corp.
                                (Name of Issuer)

                          Common Stock, $1.20 par value
                         (Title of Class of Securities)

                                    902760107
                                 (CUSIP Number)

                               Roger Mehner, Esq.
                              Bourne, Noll & Kenyon
                             382 Springfield Avenue
                            Summit, New Jersey 07901
                                 (908) 277-2200
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               September 11, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   902760107

1.       Name of Reporting Person:  The Summit Bancorporation

         I.R.S. Identification No.:  22-2007124

2.       Check the Appropriate Box if a Member of a Group

         (a)

         (b)

3.       SEC Use Only

4.       Source of Funds:  WC, BK

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.       Citizenship or Place of Organization:  New Jersey

         Number of Shares         7.       Sole Voting Power:        7,088
         Beneficially
         Owned by Each            8.       Shared Voting Power:          0
         Reporting Person
         With                     9.       Sole Dispositive Power:    7,088

                                  10.      Shared Dispositive Power:      0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 7,088

12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares  /X/ (1)

13. Percent of Class Represented by Amount in Row (11): .012% of outstanding shares

14.      Type of Reporting Person:  CO, HC


(1) The Reporting Person has entered into a Stock Option Agreement covering up to 11,450,000 shares of UJB Common (as defined herein). Unless and until the option granted thereunder is exercised, the Reporting Person disclaims beneficial ownership of the shares covered thereby.


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ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this Schedule 13D relates is common stock, par value $1.20 per share, of UJB Financial Corp. ("UJB Common"). UJB Financial Corp. ("UJB") is a New Jersey bank holding corporation, with its principal executive office at 301 Carnegie Center, Princeton, New Jersey 08543-2066.

ITEM 2.  IDENTITY AND BACKGROUND.

         The reporting person, The Summit Bancorporation ("Summit"), is a New Jersey corporation with its principal office and address of One Main Street, Chatham, New Jersey 07928. Summit is a bank holding company registered under the Bank Holding Company Act of 1956 as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

         Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of Summit containing the following information with respect to each such person: (a) name, (b) business address and
         (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen.

         During the past five years, neither Summit nor, to the best of Summit's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 11, 1995, UJB and Summit entered into a Stock Option Agreement (the "Option Agreement") pursuant to which, in consideration of the mutual covenants and agreements contained therein, in the Summit Option Agreement (defined below) and in the Merger Agreement (defined below), Summit acquired from UJB and UJB granted to Summit an option (the "Option") to purchase, under certain circumstances, none of which has occurred as of the date hereof, up to 11,450,000 shares of UJB Common but not more than 19.9% of the shares of UJB Common then issued and outstanding without consideration of any shares of UJB Common subject to or issued pursuant to the Option, subject to adjustment as provided therein. The exercise price under the Option Agreement is $36.625 per share, subject to adjustment as provided therein. The maximum aggregate amount of funds required to exercise the Option in full would be $419,356,250.00. If and when the Option is exercised, Summit's source of funds will be either working capital or funds borrowed from one or more banks in the ordinary course of business. The identity of such bank or banks has not yet been determined.


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ITEM 4.  PURPOSE OF TRANSACTION.

         On September 10, 1995, Summit and UJB entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, (i) the merger of Summit into UJB (the "Merger"); (ii) the exchange of each outstanding share of the Common Stock of Summit ("Summit Common") for 0.90 shares of UJB Common, with cash being paid in lieu of issuing fractional shares of UJB Common; and (iii) the exchange of each outstanding share of the $25 stated value Adjustable Rate Cumulative Preferred Stock of Summit for one share of a newly created class of Preferred Stock of the surviving corporation in the Merger designated the $25 stated value Adjustable Rate Cumulative Preferred Stock, all upon the satisfaction of the terms and conditions set forth in the Merger Agreement.

         On September 11, 1995 in connection with and in consideration of the execution of the Merger Agreement, UJB granted to Summit the Option. Simultaneously, Summit, as issuer, and UJB, as grantee, executed a Stock Option Agreement identical in all respects to the Option Agreement, except with respect to exercise price, number of shares and identity of issuer and grantee (the "Summit Option Agreement"). In the Summit Option Agreement, Summit granted UJB an option (the "Summit Option") to purchase, under certain circumstances, none of which has occurred as of the date hereof, up to 19.9% of the outstanding shares of Summit Common. The exercise prices of the Summit Option and the UJB Option, respectively $26.75 and $36.625, were arrived at by mutual agreement of the parties.

         UJB and Summit, in accordance with the terms of the Merger Agreement, plan to merge Summit with and into UJB, upon the satisfaction of all conditions set forth in the Merger Agreement. The Option was acquired by Summit and granted by UJB for the purpose of decreasing the likelihood that third parties would initiate actions, including the acquisition of significant amounts of UJB Common, having the effect of interfering with the contractual relationship established by the Merger Agreement or hindering the consummation of the Merger contemplated by the parties and of assisting UJB, if necessary, in obtaining the requisite shareholder approval of the Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a) (i)  The 11,450,000 shares of UJB Common subject to the
                         Option represent 19.9% of the shares of UJB Common that would be issued and outstanding without consideration of any shares of UJB Common subject to or issued pursuant to the Option. Unless and until the Option is exercised, Summit disclaims beneficial ownership of the UJB Common subject to the Option.

                    (ii) The best of Summit's knowledge, no executive officer or director of Summit beneficially owns UJB Common except as identified on Schedule II to this Schedule 13D.


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                 (b)(i)  Summit would possess the sole power to exercise the
                         Option until termination of the Option in accordance with the terms of the Option Agreement. The Option does not carry any voting rights. Upon exercise of the Option in whole or in part, Summit would possess the sole power to vote and dispose of the shares of UJB Common acquired thereby, subject to certain conditions and restrictions contained in the Option Agreement. UJB would have the right, under certain circumstances, to repurchase from Summit, the Option and any shares of UJB Common acquired upon exercise of the Option.

                    (ii) To the best of Summit's knowledge, all persons
                         identified on Schedule II have the sole power to vote and dispose of their shares of UJB Common.

                 (c) Other than the acquisition of the Option, no transactions in UJB Common were effected during the past sixty days by Summit and, to the best of Summit's knowledge, no such transactions were effected by executive officers and directors of Summit except as identified on Schedule II.

                 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, either the UJB Common subject to the Option or the UJB Common identified on Schedule II.

                 (e)      Inapplicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the terms of the Option Agreement and the Merger Agreement, Summit has rights with respect to securities of UJB. See particularly,
         Section 1.03 of the Merger Agreement and Section 1 of the Option Agreement. Both Agreements are attached as Exhibits hereto and are incorporated herein and made a part hereof.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Agreement and Plan of Merger dated September 10, 1995 between UJB and Summit.

         (b) Stock Option Agreement dated September 11, 1995 between UJB and Summit.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 1995                      The Summit Bancorporation


                                                By: /s/ John R. Feeney
                                                    ----------------------------
                                                    John R. Feeney, Senior Group
                                                    Executive Vice President


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                                   Schedule I

         The following is a list of the executive officers and directors of Summit as of September 20, 1995:

                 Executive Officers

                 Thomas D. Sayles, Jr.
                 Chairman

                 Robert G. Cox
                 President and C.E.O.

                 John R. Feeney
                 Senior Group Executive Vice President

                 Dennis S. McChesney
                 Senior Group Executive Vice President

                 Elwood L. Bowman, II
                 Member of Management Executive Committee

                 James S. Little
                 Member of Management Executive Committee

                 Stewart E. McClure, Jr.
                 Member of Management Executive Committee

                 Richard J. Ranelli
                 Member of Management Executive Committee

                 Barry S. Duerk
                 Senior Vice President and Senior Investment Officer

                 John F. Kuntz
                 Senior Vice President, General Counsel
                 and Corporate Secretary

                 Alfred J. Soles
                 Senior Vice President and Controller

         The business address for each executive officer is The Summit Bancorporation, One Main Street, Chatham, New Jersey 07928.


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Directors:

Name, Business Address (Unless Otherwise
Specified) and Principal Occupation

Allan G. Anderson
President, G. Anderson Agency
12001 Long Beach Boulevard
Haven Beach, NJ  08008

S. Rodgers Benjamin
President, Flemington Fur Company
8 Spring Street
Flemington, NJ  08822

James C. Brady, Jr.
Partner, Mill House Associates L.P.
Box 351, Gladstone, NJ  07934

Robert G. Cox
President and C.E.O.
The Summit Bancorporation
1 Main Street
Chatham, NJ  07928

Samuel V. Gilman, Jr.
Former Senior Vice President
The Chubb Corporation
Residence:
129 Ridge Road
Rumson, NJ  07760

Dr. William Boyce Lum
Clinical Psychologist/Psychoanalyst
58 Chatham Road
Short Hills, NJ  07078

S. Griffin McClellan III
Former Chairman and C.E.O. of Crestmont Financial Corp.
Residence:
23 Cedar Road
Whitehouse Station, NJ  08889


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Name, Address and
Principal Occupation

Robert W. Parsons Jr.
President, The Hyde and Watson Foundation
437 Southern Boulevard
Chatham, NJ  07928

Thomas D. Sayles Jr.
Chairman, The Summit Bancorporation
1 Main Street
Chatham, NJ  07928

Reeve Schley III
Artist/Instructor
National Academy of Design
Residence:
Box 254
Whitehouse, NJ  08888

Orin R. Smith
President and C.E.O.
Engelhard Corporation
101 Wood Avenue
Iselin, NJ  08830

Douglas G. Watson
President, Pharmaceuticals Division
Ciba-Geigy Corporation
556 Morris Avenue
Summit, NJ  07901

Kate B. Wood
President, Burkewood
Communications Corporation
Suite B-7, 601 Ewing Street
Princeton, NJ  08540


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                                   Schedule II


    Name                        Shares Beneficially Owned
    ----                        -------------------------

1.  Kate B. Wood                1,050 shares of UJB Common, 1000 of which
                                were bought on September 18, 1995 at a
                                price of $33.375 per share.

2.  Orin R. Smith               6,000 shares of UJB Common, 5,000 of which
                                were bought on September 15, 1995 at a
                                price of $33.50 per share and 1,000 of
                                which were bought on September 18, 1995 at a price of $33.00 per share.

3.  Alfred J. Soles             38 shares of UJB Common.  None purchased
                                within the last sixty days.


All transactions were effected through normal brokers' transactions.